MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

14047935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Washington DC

SEC FILE NUMBER
8- 67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WRIGHT STREET, 1ST FLOOR
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN C. BENDER (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 W 28TH STREET, STE 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/14

OATH OR AFFIRMATION

I, MARK BERNEGGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DIANE HONRATH NOTARY PUBLIC STATE OF CONNECTICUT

Diane Honrath
NOTARY PUBLIC
State of Connecticut
My Commission Expires
November 30, 2017

Signature

MANAGING MEMBER

Title

Diane Honrath

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCW SECURITIES, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2013

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WRIGHT STREET, 1ST FLOOR
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN C. BENDER (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 W 28TH STREET, STE 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BERNEGGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DIANE HONRATH NOTARY PUBLIC STATE OF CONNECTICUT

Diane Honrath
NOTARY PUBLIC
State of Connecticut
My Commission Expires
November 30, 2017

Signature

MANAGING MEMBER
Title

Diane Honrath
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) *An Oath or Affirmation.*
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
BCW Securities, LLC
Westport, CT

Report on the Financial Statements

We have audited the accompanying financial statements of BCW Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and comprehensive income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other-Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 27, 2014

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current assets		
Cash and cash equivalents	$	94,639
Accounts receivable		31,000
Securities - not readily marketable		-
Prepaid expenses		4,778
Total current assets		**130,417**
TOTAL ASSETS	**$**	**130,417**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	41,369
Due to member		30,750
Total current liabilities		**72,119**
Member's equity		
Member's equity		258,298
Accumulated other comprehensive income		(200,000)
Total member's equity		**58,298**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**130,417**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Investment banking income	$ 2,269,500
Expenses	
Commissions	376,197
Employee compensation and benefits	48,000
Consulting fees	39,513
Regulatory and compliance	27,445
Professional fees	18,247
Rent	12,000
Communications	6,000
Equipment lease	4,800
Supplies	3,189
Other operating expenses	2,496
	537,887
Net income	**1,731,613**
Other comprehensive loss	
Unrealized holding loss on securities	171,452
Total comprehensive income	**$ 1,560,161**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity	Accumulated Other Comp. Loss	Total Member's Equity
Balance at January 1, 2013	$ 213,364	$ (28,548)	$ 184,816
Member contributions	32,950	-	32,950
Member distributions	(1,719,629)	-	(1,719,629)
Net income	1,731,613	-	1,731,613
Other comprehensive loss	-	(171,452)	(171,452)
Balance at December 31, 2013	$ 258,298	$ (200,000)	$ 58,298

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 1,731,613
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Expenses charged to Company by member	18,450
(Increase) decrease in operating assets:	
Accounts receivable	(31,000)
Prepaid expenses	(730)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	18,540
Due to member	30,750
Total adjustments	36,010
Net cash provided by operating activities	1,767,623
Cash flows from financing activities:	
Member contributions	14,500
Member withdrawals	(1,719,629)
Net cash used in financing activities	(1,705,129)
Net increase in cash and cash equivalents	62,494
Cash and cash equivalents, beginning of year	32,145
Cash and cash equivalents, end of year	$ 94,639
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Expenses charged to Company by member converted to member contributions	$ 18,450

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Riverside Management Group, LLC and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2013, the member's tax years for 2012, 2011 and 2010 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2013, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. At December 31, 2013, the Company changed its valuation technique for its investment in equity securities. Previously, management used a market index closely related to the industry of the securities held to estimate the fair value of its investment. However, management has determined that this valuation technique no longer accurately reflects the estimable fair value of its investment due to comparability differences between the market index and the invested company's historical performance and current financial position. To determine the fair value of its investment, the Company values the asset using unobservable inputs and management judgment due to the absence of comparable quoted market prices and inherent lack of liquidity for the asset. When quoted market prices are unobservable, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ -	$ -	$ -	$ -

2) FAIR VALUE MEASUREMENTS (CONT'D)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the year ended December 31, 2013:

	Preferred Stock
Beginning balance	$ 171,452
Total gains or losses (realized/unrealized):	
Other comprehensive loss	(171,452)
Purchases, issuances and settlements	-
Transfers in and/or out of Level 3	-
Ending balance	$ -

3) SECURITIES – NOT READILY MARKETABLE

At December 31, 2013, the Company's portfolio of not readily marketable securities included 22,598 shares of Allied Resource Corporation Series E Preferred Stock that management has estimated have no reportable value. The cost basis of the shares is $200,000. These shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year-end. For the year ended December 31, 2013, an unrealized holding loss of $171,452 has been recorded within accumulated other comprehensive loss, a component of member's equity.

4) ACCOUNTS RECEIVABLE

Accounts receivable represents investment banking income earned but not collected as of financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated December 6, 2007, the sole member provides all support services for the Company including, among others, employee compensation, office space, equipment use, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended December 31, 2013, fees charged by the sole member totaled $73,800, $24,600 of which were repaid to the member and $18,450 of which are included in member contributions. At December 31, 2013, the amount due to the member totaled $30,750.

6) ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of an unrealized holding loss on securities of $200,000 as of December 31, 2013.

7) CONCENTRATIONS OF RISK

The Company maintains its cash balance at a major financial institution. The balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2013, there were no uninsured balances.

For the year ended December 31, 2013, 80% of the Company's investment banking income was received from one entity.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $49,520 which is $44,379 in excess of required net capital of $5,141. The Company's net capital ratio at December 31, 2013 is 1.46 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2013

Total member's equity		$ 58,298
Non-allowable assets, deductions and charges:		
Accounts receivable	4,000	
Securities - not readily marketable	-	
Prepaid expenses	4,778	
Total non-allowable assets, deductions and charges		8,778
Net capital		$ 49,520
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $72,119)		$ 4,808
Minimum dollar net capital requirement		5,000
Minimum capital required		5,141
Excess net capital		$ 44,379
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 42,308
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 72,119
Percentage of aggregate indebtedness to net capital		146%
Ratio of aggregate indebtedness to net capital		1.46 to 1

See accompanying notes to the financial statements.

BCW SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2013

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 44,520
Differences due to audit adjustments	5,000
Net capital, per report pursuant to Rule 17a - 5(d)	$ 49,520

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member of
BCW Securities, LLC
Westport, CT

In planning and performing our audit of the financial statements of BCW Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
February 27, 2014

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
BCW Securities, LLC
Westport, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BCW Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BCW Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BCW Securities, LLC's management is responsible for BCW Securities, LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The Company did not include the applicable amount for Item No. 2c.(5) in its original SIPC-7 filing. The filing was subsequently amended on February 28, 2014 to include the proper deduction; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers related to accruals, expenses, and the payment made with SIPC-6, supporting the adjustments noting no differences.

15 WEST 28TH STREET SUITE 7A NEW YORK NY 10001
Tel: (212) 684-2470 Fax: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067685 FINRA DEC
BCW SECURITIES LLC 8*8
WESTPORT VIEW CORPORATE CTR 8 WRIGHT ST 1ST FLR
WESTPORT CT 06880

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,775

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,953)

AUGUST 1, 2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,822

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,822

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,822

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BCW SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7TH day of FEBRUARY, 2014.

CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,310,012
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue *related to the securities business (revenue defined by Section 16(9)(L) of the Act).*	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,310,012
2e. General Assessment @ .0025	$ 5,775

(to page 1, line 2.A.)